SKYE BIOSCIENCE, INC.

5910 Pacific Center Boulevard

Suite 320

San Diego, CA 92121

August 5, 2021

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Lauren Hamill

Re:	Skye Bioscience, Inc.
Registration Statement on Form S-3
Filed July 29, 2021
File No. 333-258243

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Skye Bioscience, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to August 9, 2021, 4:00 p.m., Eastern Time, or as soon thereafter as is reasonably practicable.

Thank you for your assistance in processing this filing. Should you have any questions or comments regarding this matter, please do not hesitate to contact the Company’s counsel, Mr. Mark C. Lee at (916) 442-1111.

Sincerely,

/s/ Punit Dhillon
Punit Dhillon,
Chief Executive Officer

cc:	Mark C. Lee, Esq., Greenberg Traurig, LLP